Exhibit 97.1
POLICY ON RECOUPMENT OF INCENTIVE COMPENSATION
OF
BENSON HILL, INC.

As adopted by the Compensation Committee of the Board of Directors
Effective November 7, 2023 (the “Effective Date”)

Purpose

The purpose of this policy is to set forth the procedures established by the Benson Hill, Inc. (the “Company”) Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with the financial reporting requirements under the U.S. federal securities laws in accordance with the terms and conditions set forth herein.

This policy is intended to comply with the requirements of Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, and Section 303A.14 of the NYSE Listed Company Manual. The provisions of this policy shall be interpreted in a manner that satisfies such requirements and this policy shall be operated accordingly. If any provision of this policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

Definitions

For purposes of this policy, the terms set forth below shall have the following meanings:

Code: the U.S. Internal Revenue Code of 1986, as amended, and the regulations and guidance thereunder.

Committee: the Compensation Committee of the Board.

Covered Compensation: any Incentive-Based Compensation granted, vested, or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was received (i) on or after the Effective Date, (ii) after the person became an Executive Officer, and (iii) at a time that the Company had a class of securities listed on a U.S. national securities exchange.

For purposes of this policy, Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting, or payment of the Incentive-Based Compensation occurs after the end of that period.

Erroneously Awarded Compensation: the amount of Covered Compensation granted, vested, or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested, or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement, and the Committee shall maintain documentation of such determination and provide such documentation to the NYSE.

Exchange Act: the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Executive Officer: those persons who are designated by the Board as an “officer” of the Company as such term is defined in Rule 16a-1(f) under the Exchange Act.

Financial Reporting Measure: (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, (ii) stock price, or (iii) total stockholder return. For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the SEC to constitute a Financial Reporting Measure.

Incentive-Based Compensation: any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this policy, “Incentive-Based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-Based Compensation (including, without limitation, any amounts under any long-term disability, life insurance, or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-Based Compensation, as well as any earnings accrued thereon).

Lookback Period: the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under this policy is not dependent on if or when the Restatement is actually filed.

NYSE: the New York Stock Exchange.

Restatement: a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws, including without limitation (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Recovery of any Erroneously Awarded Compensation under this policy is not dependent on fault, fraud, or misconduct by any person in connection with the Restatement.

For purposes of this policy, a Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

SEC: the U.S. Securities and Exchange Commission.

Covered Persons

This policy applies to, and shall be binding and enforceable against, both current and former Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives in accordance with Section 10D of the Exchange Act and the listing standards of the NYSE (as the same may be amended from time to time).

Recoupment of Erroneously Awarded Compensation

In the event of a Restatement, any Erroneously Awarded Compensation received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Company. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation, except as provided below.

Notwithstanding the foregoing, the Committee may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered (following reasonable attempts by the Company to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE), (ii) pursuing such recovery would violate the Company’s home country laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of home country counsel acceptable to the NYSE that recovery would result in such a violation and provides such opinion to the NYSE); or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Code.

Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts that are granted, vested, or earned based solely upon the occurrence or non-occurrence of non-financial events. Such exempt compensation includes, without limitation, base salary; time-vesting awards; compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures; and compensation awarded solely at the discretion of the Committee, the Board, or a group composed entirely of independent members of the Board; provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure.

Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this policy shall be deemed to incorporate this policy by reference, including retroactively, and, in the event of any inconsistency, the terms of this policy will govern.

Means of Repayment

The Committee shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Committee may affect recovery under this policy from any amount otherwise payable to the Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Executive Officer.

No Indemnification

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any person, directly or indirectly, for any losses that such person may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this policy, including through the payment of insurance premiums or gross-up payments.

Administration

This policy shall be administered and interpreted by the Committee. The Committee shall make all determinations regarding the application and operation of this policy in its sole discretion (including the manner and timing for promptly recouping Erroneously Awarded Compensation), and all such determinations shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this policy. If the Committee determines that any person shall repay any Erroneously Awarded Compensation, the person shall satisfy such repayment in a manner and on such terms as required by the Committee to the fullest extent permitted under applicable law including, without limitation, Section 409A of the Code.

In the administration of this policy, the Committee is authorized and directed to consult with the full Board or such other committee of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this policy (other than with respect to any recovery under this policy involving such officer or employee).

The Board may amend, modify, supplement, rescind or replace all or any portion of this policy at any time and from time to time in its discretion, and shall amend this policy as it deems necessary to comply with applicable law or any rules or standards adopted by the NYSE.

Committee Indemnification

Any members of the Committee, and any other members of the Board who assist in the administration of this policy, shall not be personally liable for any action, determination or interpretation made with respect to this policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

Other Recoupment Rights

The Board intends that this policy shall be applied to the fullest extent of the law. Any right of recoupment under this policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy, including, without limitation, in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company, provided, however, that any amounts recouped under any other policy that would be recoverable under this policy shall count toward any required recoupment under this policy and vice versa.

Other Company Claims

Nothing contained in this policy, and no recoupment or recovery as contemplated by this policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against an Executive Officer arising out of or resulting from any actions or omissions by the Executive Officer.

Disclosure

A copy of this policy as currently in effect shall be filed as an exhibit to the Company’s annual report on Form 10-K.

Executive Officer Acknowledgment

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Policy on Recoupment of Incentive Compensation of Benson Hill, Inc. (the “Company”), as may be amended, restated, supplemented or otherwise modified from time to time. In the event of any inconsistency between the policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, including, without limitation, any rights to indemnification or insurance proceeds, the terms of the policy shall govern. In the event it is determined by the Compensation Committee of the Board of Directors of the Company that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

By:
Name:
Title:
Date: